Exhibit 99.4

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Defined terms included below shall have the same meaning as terms defined and included elsewhere in the Report on Form 6-K (the “Form 6-K”) to which this unaudited pro forma condensed combined financial information is attached.

Introduction

The following unaudited pro forma condensed combined financial information presents the combination of financial information of Viking and Legacy NorthStar, adjusted to give effect to the Business Combination and related transactions. The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses” to depict the accounting for the transaction (“Transaction Accounting Adjustments”). The following unaudited pro forma condensed combined financial information does not reflect the costs of any integration activities or benefits that may result from the realization of future cost savings due to operating efficiencies, or any other business changes or synergies that may result from the business combination.

The following unaudited pro forma condensed combined balance sheet as of September 30, 2026, assumes that the Business Combination occurred on September 30, 2026. The unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2026 and for the year ended December 31, 2025, assume that the Business Combination occurred on January 1, 2025, the beginning of the earliest periods presented.

The unaudited pro forma condensed combined financial statements have been presented for illustrative purposes only and do not necessarily reflect what NorthStar’s financial condition or results of operations would have been had the Business Combination occurred on the date indicated. Further, the pro forma condensed combined financial information also may not be useful in predicting the future financial condition and results of operations of NorthStar. The actual financial position and results of operations of NorthStar may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

The historical financial information of Viking was derived from the unaudited financial statements of Viking as of and for the nine months ended September 30, 2026 and the audited financial statements of Viking for the year ended December 31, 2025, which are incorporated by reference. The historical financial information of Legacy NorthStar was derived from the unaudited consolidated financial statements of Legacy NorthStar as of and for the nine months ended September 30, 2026 and the audited consolidated financial statements of Legacy NorthStar for the year ended December 31, 2025, which are incorporated by reference. This information should be read together with Viking’s and Legacy NorthStar’s unaudited and audited financial statements and related notes.

Description of the Business Combination

On October 1, 2026 (the “Closing Date” or “Closing”), NorthStar Earth & Space Enterprises, Inc. (the “Company”), a corporation existing under the Canada Business Corporations Act (the “CBCA”), consummated its previously announced business combination pursuant to that certain business combination agreement, dated April 16, 2026, as amended on May 15, 2026 and July 15, 2026 (the “Business Combination Agreement”), by and among Viking Acquisition Corp. I, a Cayman Islands exempted company (“Viking”), NorthStar Earth & Space Inc., a corporation existing under the CBCA (“NorthStar”), and Viking NS Amalgamation Corp., a corporation existing under the CBCA and wholly owned subsidiary of Viking (“NewCo”).

The Business Combination Agreement provided for, among other things and subject to its terms and conditions: (i) the continuation of Viking from the Cayman Islands to Canada in accordance with the Cayman Islands Companies Act (As Revised) and the CBCA (the “Continuation”); (ii) an arrangement under Section 192 of the CBCA (the “Arrangement”), pursuant to which, among other things, NewCo and Legacy NorthStar amalgamated under the CBCA (the “Amalgamation”) to form one corporate entity, with NewCo surviving the Amalgamation as a wholly owned subsidiary of the Company (the “Amalgamated Company”); (iii) the change of Viking’s corporate name to “NorthStar Earth & Space Enterprises, Inc.”; (iv) the adoption of new articles by the Company, pursuant to which all outstanding Viking Class A Shares were redesignated as common shares of NorthStar (“Common Shares”), a new class of preferred shares was created and the Viking Class B Shares were eliminated; (v) the exchange of Legacy NorthStar securities and equity awards for securities and equity awards of the Company; and (vi) the listing of the Common Shares and public warrants of NorthStar (“Warrants”) on the NYSE American LLC (“NYSE American”) (collectively, with the other transactions contemplated in the Business Combination Agreement and the documents contemplated therein, the “Business Combination”).

On or immediately prior to the Amalgamation and following the Continuation, among other things: (i) Legacy NorthStar completed the recapitalization contemplated by the Plan of Arrangement, including the conversion, exchange or amendment, as applicable, of its outstanding shares, convertible debentures, shareholder loans, warrants and options; (ii) the issuance and/or sale of ordinary shares of Legacy NorthStar (“Legacy NorthStar Ordinary Shares”) and warrants to purchase Legacy NorthStar Ordinary Shares (“Legacy NorthStar PIPE Warrants” and such transaction, the “PIPE Financing”) was consummated pursuant to securities purchase agreements entered into among Legacy NorthStar, Viking and certain investors (the “PIPE Agreements”), pursuant to which such investors (the “PIPE Investors”) purchased Legacy NorthStar Ordinary Shares that were exchanged pursuant to the Amalgamation for an aggregate of 3,000,000 Common Shares (“PIPE Shares”), for an aggregate purchase price of $30.0 million (of which, 679,109 Common Shares were satisfied by the application by certain PIPE Investors of Viking Class A ordinary shares already held by them against the purchase price), and received Legacy NorthStar PIPE Warrants that were exchanged pursuant to the Amalgamation for PIPE Warrants to acquire an aggregate of 3,000,000 Common Shares at an exercise price of $11.50 per share; (iii) the Sponsor transferred an aggregate of 3,000,000 Class B ordinary shares of Viking (“Viking Class B Shares”) to the PIPE Investors, proportionally to their respective investments in the PIPE Financing; (iv) each then-issued and outstanding Viking Class B Share was exchanged for one Class A ordinary share of Viking (“Viking Class A Share”); (v) the articles of the Company were amended to, among other things, redesignate the Viking Class A Shares as Common Shares, create an unlimited number of preferred shares, issuable in series, and eliminate the Viking Class B Shares; (vi) each then-issued and outstanding Viking Warrant was amended to become a Warrant; and (vii) the Company issued 500,000 Common Shares to the Sponsor pursuant to the Sponsor Letter Agreement.

On the Closing Date, pursuant to the Arrangement and the Amalgamation, (i) Legacy NorthStar and NewCo amalgamated under the CBCA to form one corporate entity, with NewCo surviving the Amalgamation as the Amalgamated Company, a wholly owned subsidiary of the Company; (ii) each then-issued and outstanding Legacy NorthStar Ordinary Share, other than any Legacy NorthStar Ordinary Shares in respect of which dissent rights were duly exercised, was exchanged for that number of Common Shares equal to the exchange ratio provided in the Business Combination Agreement; (iii) each then-issued and outstanding Legacy NorthStar PIPE Warrant was exchanged for one PIPE Warrant to acquire one Common Share at an exercise price of $11.50 per share, subject to adjustment; and (iv) each then-issued and outstanding Legacy NorthStar Option was exchanged for a Exchange Option (as defined in the Business Combination Agreement) in accordance with the Plan of Arrangement. Following the Closing, up to 10,000,000 additional Common Shares may be issued to the earnout recipients upon the achievement of the applicable revenue-based performance targets. The Sponsor will be entitled to receive 10% of any earnout shares issued if the applicable trading-price condition set forth in the Sponsor Letter Agreement is satisfied.

Accounting Treatment

The Business Combination was accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, although Viking acquired all of the outstanding equity interests of Legacy NorthStar in the Business Combination, Viking was treated as the “acquired” company and Legacy NorthStar was treated as the accounting acquirer for financial statement reporting purposes. Accordingly, the Business Combination was treated as the equivalent of Legacy NorthStar issuing stock for the net assets of Viking, accompanied by a recapitalization. The net assets of Viking were stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination were those of Legacy NorthStar.

Legacy NorthStar was determined to be the accounting acquirer based on evaluation of the following facts and circumstances:

●	The shareholders of Legacy NorthStar have the greatest voting interest in NorthStar;

●	Legacy NorthStar comprises the ongoing operations of NorthStar; and

●	Legacy NorthStar’s existing senior management is the senior management of NorthStar.

The following table sets out share ownership of NorthStar immediately following the Business Combination, excluding the dilutive effect of NorthStar earnout shares, warrants to purchase one Viking Class A Share at an exercise price of $11.50 per share included in a Viking public unit sold in Viking’s initial public offering (“Viking Public Warrants”), warrants to purchase one Viking Class A Share at an exercise price of $11.50 per share in a private placement consummated concurrently with Viking’s initial public offering (“Viking Private Warrants” and, together with the Viking Public Warrants, the “Viking Warrants”), Legacy NorthStar Warrants, Legacy NorthStar Options, and Legacy NorthStar PIPE Warrants:

Pro Forma Ownership	Shares	%
Public Shareholders(1)	149,423	0.4%
Initial Shareholders(2)	5,826,667	14.1%
Legacy NorthStar Shareholders	29,346,764	71.0%
PIPE Investors(3)	6,000,000	14.5%
Total	41,322,854	100.0%

(1)	Excludes shares purchased by PIPE Investors to satisfy their obligations under the PIPE Financing.

(2)	Includes 4,666,667 Viking Founder Shares (excluding 3,000,000 Viking Founder Shares transferred by the Sponsor to the PIPE Investors), 660,000 Common Shares originally issued in a private placement in connection with Viking’s initial public offering, and 500,000 shares issued by Viking to the Sponsor at Closing for consideration of the Sponsor Letter Agreement.

(3)	Includes 3,000,000 PIPE Shares and 3,000,000 Viking Founder Shares transferred by the Sponsor to the PIPE Investors. Of the 3,000,000 PIPE Shares, 679,109 shares were purchased by the PIPE Investors in the open market to satisfy their subscription obligations in lieu of purchasing newly issued shares.

The following unaudited pro forma condensed combined balance sheet as of September 30, 2026, and the unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2026 and for the year ended December 31, 2025, are based on the unaudited and the audited historical financial statements of Viking and Legacy NorthStar. The unaudited pro forma adjustments are based on information currently available, and assumptions and estimates underlying the unaudited pro forma adjustments are described in the accompanying notes. Actual results may differ materially from the assumptions used to present the accompanying unaudited pro forma condensed combined financial information and include immaterial rounding differences.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
SEPTEMBER 30, 2026

	NorthStar (Historical)		Viking (Historical)		Transaction Accounting Adjustments			Pro Forma Combined
Assets
Current assets
Cash	C$	273,392	C$	281,818	C$	32,958,045	A	C$	33,026,357
						12,143,157	C
						(174,747)	D
						(10,421,329)	E
						(2,033,979)	N
Prepaid insurance		—		99,404		347,915	E		447,319
Prepaid expenses		117,098		33,413		—			150,511
Accounts receivable		13,830,324		—		—			13,830,324
Deferred transaction costs		5,663,759		—		(5,663,759)	E		—
Other receivables		3,484,353		—		—			3,484,353
Total current assets		23,368,926		414,635		27,155,303			50,938,864

Long term prepaid insurance		—		8,283		—			8,283
Cash and marketable securities held in Trust Account		—		337,093,323		(324,950,166)	C		—
						(12,143,157)	C
Property and equipment, net		6,964,402		—		—			6,964,402
Right of use assets		295,615		—		—			295,615
Prepaid expenses		1,421,000		—		—			1,421,000
Intangible assets, net		3,835,627		—		—			3,835,627
Total Assets	C$	35,885,570	C$	337,516,241	C$	(309,938,020)		C$	63,463,791

LIABILITIES AND SHAREHOLDERS’ (DEFICIT) EQUITY
Current Liabilities:
Accounts payable and accrued liabilities	C$	25,188,997	C$	—	C$	(4,540,481)	E	C$	20,648,516
Accrued offering costs		—		120,705		—			120,705
Accrued expenses		—		3,572,657		(3,440,757)	E		131,900
Due to shareholders		—		324,950,166		(324,950,166)	C		—
Promissory notes		11,847,380		—		(2,038,710)	N		9,808,670
Short-term loans		2,284,860		—		—			2,284,860
Deferred revenue		2,736,052		—		—			2,736,052
Shareholder loans		5,550,639		—		(5,550,639)	F		—
Advance from a shareholder		1,556,922		—		—			1,556,922
Current portion of loan payable		3,916,670		—		—			3,916,670
Current portion of long-term debt		61,165		—		—			61,165
Lease liability, current		329,049		—		—			329,049
Total current liabilities		53,471,734		328,643,528		(340,520,753)			41,594,509

Deferred underwriting fee		—		13,064,552		(13,064,552)	D		—
Earnout Shares liability		—		—		109,023,686	L		109,023,686
Loan payable, net of current portion		9,083,330		—		—			9,083,330
Long-term debt, net of current portion		20,903		—		—			20,903
Convertible debentures		110,660,000		—		(110,660,000)	F		—
Non-convertible debentures		—		—		10,963,154	F		10,963,154
Total liabilities		173,235,967		341,708,080		(344,258,465)			170,685,582

Temporary equity
Viking class A ordinary shares subject to possible redemption, $0.0001 par value; 828,532 shares at redemption value		—		12,143,157		(12,143,157)	H		—
Legacy NorthStar class A preferred shares, no par value, 250,000 shares issued and outstanding		25,000,000		—		(25,000,000)	F		—

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
SEPTEMBER 30, 2026 — (Continued)

	NorthStar (Historical)		Viking (Historical)		Transaction Accounting Adjustments			Pro Forma Combined
Legacy NorthStar class B preferred shares, no par value, 355,401 shares issued and outstanding		32,535,234		—		(32,535,234)	F		—
Legacy NorthStar class B-1 preferred shares, no par value, 140,000 shares issued and outstanding		14,000,000		—		(14,000,000)	F		—
Legacy NorthStar class B common stock, $0.01 par value, 87,504 shares issued and outstanding		875		—		(875)	F		—

Shareholders’ (deficit) equity
Viking preference shares, $0.0001 par value; 1,000,000 shares authorized; none issued or outstanding		—		—		—			—
Viking class A ordinary shares, $0.0001 par value; 200,000,000 shares authorized; 660,000 issued and outstanding		—		94		1,089	B		—
						118	H
						71	I
						(1,372)	J
Viking class B ordinary shares, $0.0001 par value; 20,000,000 shares authorized; 7,666,667 shares issued and outstanding		—		1,089		(1,089)	B		—
Legacy NorthStar class A common shares, $0.01 par value, 577,605 shares issued and outstanding		5,776		—		(5,776)	F		—
NorthStar share capital		—		—		31,573,807	A		105,607,904
						176,789,370	F
						1,372	J
						(102,756,645)	M
Additional paid-in capital		3,942,144		—		1,384,238	A		—
						12,889,805	D
						(7,624,178)	E
						(49,356,526)	G
						12,143,039	H
						(71)	I
						32,888,590	K
						(109,023,686)	L
						102,756,645	M

Accumulated deficit		(212,282,964)		(16,336,179)		(131,757)	E		(212,278,233)
						49,356,526	G
						(32,888,590)	K
						4,731	N

Accumulated other comprehensive loss		(551,462)		—		—			(551,462)
Total shareholders’ (deficit) equity		(208,886,506)		(16,334,996)		117,999,711			(107,221,791)
Total liabilities and shareholders’ (deficit) equity	C$	35,885,570	C$	337,516,241	C$	(309,938,020)		C$	63,463,791

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2026

	NorthStar (Historical)		Viking (Historical)		Transaction Accounting Adjustments			Pro Forma Combined
Revenue
Services revenue	C$	25,567,500	C$	—	C$	—		C$	25,567,500
Grant income		330,600		—		—			330,600
		25,898,100		—		—			25,898,100

Operating Expenses:
Program and technical management		11,088,382		—		—			11,088,382
General and administrative expenses		3,902,674		4,920,785		(374,001)	BB		8,449,458
Legal costs – Spire litigation		8,163,614		—		—			8,163,614
Sales and marketing expenses		2,895,255		—		—			2,895,255
Depreciation and amortization expenses		2,197,555		—		—			2,197,555
Loss from operations		(2,349,380)		(4,920,785)		374,001			(6,896,164)

Other Expense (Income):
Interest income on marketable securities held in Trust Account		—		(8,188,890)		8,188,890	AA		—
Interest income		(19,506)		—		—			(19,506)
Interest expenses		1,795,898		—		(329,546)	CC		1,299,537
						(166,815)	DD
Foreign exchange loss		128,357		—		—			128,357
Change in fair value of convertible debenture		11,766,000		—		(11,151,973)	CC		614,027
Gain on extinguishment of a liability		(3,040,000)		—		—			(3,040,000)
R&D tax credit		(1,900,076)		—		—			(1,900,076)
Total other expense (income), net		8,730,673		(8,188,890)		(3,459,444)			(2,917,661)
Net (loss) income	C$	(11,080,053)	C$	3,268,105	C$	3,833,445		C$	(3,978,503)
Basic and diluted net loss per Class A and Class B Common Stock	C$	(20.60)
Basic and diluted net income per share, Class A ordinary shares			C$	0.11
Basic and diluted net income per share, Class B ordinary shares			C$	0.11
Pro forma weighted average number of shares outstanding – basic and diluted									41,322,854
Pro forma net loss per share – basic and diluted								C$	(0.10)

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2025

	NorthStar (Historical)		Viking (Historical)		Transaction Accounting Adjustments			Pro Forma Combined
Revenue
Services Revenue	C$	10,645,373	C$	—	C$	—		C$	10,645,373

Operating Expenses:
Program and technical management		10,288,464		—		—			10,288,464
General and administrative expenses		6,314,572		1,749,387		(83,290)	BB		7,980,669
Sales and marketing expenses		2,155,493		—		—			2,155,493
Depreciation and amortization expenses		2,686,362		—		—			2,686,362
Loss from operations		(10,799,518)		(1,749,387)		83,290			(12,465,615)

Other Expense (Income):
Interest income on marketable securities held in Trust Account		—		(1,910,140)		1,910,140	AA		—
Unrealized gain on marketable securities held in Trust Account		—		(127,540)		127,540	AA		—
Interest income		(24,907)		—		—			(24,907)
Interest expenses		2,333,936		—		(616,838)	CC		1,495,070
						(222,028)	DD

Foreign exchange gain		(43,514)		—		—			(43,514)
Change in fair value of convertible debenture		10,259,000		—		(9,257,822)	CC		1,001,178
R&D tax credit		(2,127,027)		—		—			(2,127,027)
Total other expense (income), net		10,397,488		(2,037,680)		(8,059,008)			300,800
Net (loss) income	C$	(21,197,006)	C$	288,293	C$	8,142,298		C$	(12,766,415)
Basic and diluted net loss per Class A and Class B Common Stock	C$	(40.98)
Basic net income per share, Class A ordinary shares			C$	0.01
Basic net income per share, Class B ordinary shares			C$	0.01
Diluted net income per share, Class A ordinary shares			C$	0.01
Diluted net income per share, Class B ordinary shares			C$	0.01
Pro forma weighted average number of shares outstanding – basic and diluted									41,322,854
Pro forma net loss per share – basic and diluted								C$	(0.31)

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Basis of Presentation

The Business Combination was accounted for as a reverse recapitalization in accordance with GAAP as Legacy NorthStar was determined to be the accounting acquirer, primarily due to the fact that Legacy NorthStar’s shareholders continue to control NorthStar. Under this method of accounting, although Viking acquired all of the outstanding equity interests of Legacy NorthStar in the Business Combination, Viking was treated as the “acquired” company for financial reporting purposes. Accordingly, the Business Combination was treated as the equivalent of Legacy NorthStar issuing stock for the net assets of Viking, accompanied by a recapitalization. The net assets of Viking were stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination were those of Legacy NorthStar.

The unaudited pro forma condensed combined balance sheet as of September 30, 2026, assumes that the Business Combination and related transactions occurred on September 30, 2026. The unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2026 and for the year ended December 31, 2025 present pro forma effect to the Business Combination as if it had been completed on January 1, 2025, the beginning of the earliest periods presented.

The unaudited pro forma condensed combined balance sheet as of September 30, 2026, has been prepared using, and should be read in conjunction with, the following:

●	Viking’s unaudited balance sheet as of September 30, 2026 and the related notes for the nine months ended September 30, 2026, which are incorporated by reference; and

●	Legacy NorthStar’s unaudited consolidated balance sheet as of September 30, 2026 and the related notes for the nine months ended September 30, 2026, which are incorporated by reference.

The unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2026 and for the year ended December 31, 2025, have been prepared using, and should be read in conjunction with, the following:

●	Viking’s unaudited statement of operations for the nine months ended September 30, 2026 and Viking’s audited statement of operations for the year ended December 31, 2025, and the related notes, which are incorporated by reference; and

●	Legacy NorthStar’s unaudited statement of operations for the nine months ended September 30, 2026 and Legacy NorthStar’s audited consolidated statement of operations for the year ended December 31, 2025, and the related notes, which are incorporated by reference.

The historical financial statements of Viking have been translated into and are presented in CAD (as adjusted) for the purposes of presentation in the unaudited pro forma condensed combined financial information using the following exchange rates:

●	at the period end exchange rate as of September 30, 2026 of $1.00 to C$1.42006 for the balance sheet;

●	the average exchange rate for the period from January 1, 2026 through September 30, 2026, of $1.00 to C$1.38519 for the statement of operations for the period ending on that date; and

●	the average exchange rate for the period from July 24, 2025 (inception) through December 31, 2025, of $1.00 to C$1.38817 for the statement of operations for the period ending on that date.

Management has made significant estimates and assumptions in its determination of the pro forma adjustments. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.

The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings or cost savings that may be associated with the Business Combination.

The pro forma adjustments reflecting the consummation of the Business Combination are based on certain currently available information and certain assumptions and methodologies that management believes are reasonable under the circumstances. The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments, and it is possible the difference may be material. Management believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination based on information available to management at this time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position of NorthStar would have been had the Business Combination taken place on the date indicated, nor are they indicative of the future consolidated results of operations or financial position of NorthStar. They should be read in conjunction with the historical financial statements and notes thereto of Viking and Legacy NorthStar.

Accounting Policies

Upon consummation of the Business Combination, management of NorthStar performed a comprehensive review of the two entities’ accounting policies. As a result of the review, management of NorthStar did not identify any differences that would have a material impact on the unaudited pro forma condensed combined financial information. As a result, the unaudited pro forma condensed combined financial information does not assume any differences in accounting policies.

Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Business Combination and has been prepared for informational purposes only.

The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses” to depict the Transaction Accounting Adjustments. The unaudited pro forma condensed combined financial information does not reflect the costs of any integration activities or benefits that may result from the realization of future cost savings due to operating efficiencies, or any other business changes or synergies that may result from the business combination.

The unaudited and audited historical financial statements have been adjusted in the unaudited pro forma condensed combined financial information to give pro forma effect to Transaction Accounting Adjustments that reflect the accounting for the transaction under GAAP. Legacy NorthStar and Viking have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The pro forma combined statements of operations do not reflect a provision for income taxes or any amounts that would have resulted had NorthStar filed consolidated income tax returns during the periods presented.

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

The adjustments included in the unaudited pro forma condensed combined balance sheet as of September 30, 2026 are as follows:

(A)	Reflects the consummation of the PIPE Financing by Legacy NorthStar and the conversion of Legacy NorthStar PIPE Warrants and Legacy NorthStar PIPE Shares into 2,320,891 Common Shares and 2,320,891 Warrants upon the Closing.

(B)	Represents the conversion of Viking Class B Ordinary Shares into Viking Class A Ordinary Shares on a one-for-one basis.

(C)	Reflects the redemption of 22,171,468 Viking Public shares at a per share redemption price of C$14.66, for an aggregate payment of C$325.0 million and the liquidation and reclassification of C$12.1 million of cash and marketable securities held in Trust Account to cash that became available following the Business Combination.

(D)	Reflects the settlement of deferred underwriting fees upon the Closing of the Business Combination.

(E)	Reflects the payment of C$5.3 million of Viking transaction costs at the Closing of which C$3.4 million of these fees were accrued as of the pro forma balance sheet date. C$0.3 million related to the D&O insurance is reflected as an adjustment to prepaid insurance. The amount of C$0.2 million is reflected as an adjustment to accumulated deficit. The C$1.4 million of PIPE fees is reflected as an adjustment to additional paid-in capital. Viking transaction costs exclude the deferred underwriting fees included in (D) above.

Reflects the payment of C$5.1 million of Legacy NorthStar transaction costs at Closing. C$4.8 million of Legacy NorthStar transaction costs have been accrued and recorded as deferred transaction costs as of the pro forma balance sheet date. C$0.9 million of Legacy NorthStar transaction costs have been paid and also recorded as deferred transaction costs. C$0.3 million of Legacy NorthStar transaction costs remain unpaid upon the Closing. The amount of C$6.2 million is reflected as an adjustment to additional paid-in capital.

(F)	Represents the issuance of an aggregate of 29,346,764 Common Shares to the existing shareholders and debtholders of Legacy NorthStar upon the Closing of the Business Combination. (see the table below in note L)

(G)	Represents the elimination of Viking’s historical accumulated deficit after recording the transaction costs as described in Adjustment (E) above, and the expenses recognized on the Sponsor’s transfer of shares as described in Adjustment (K) below.

(H)	Reflects the reclassification of 828,532 Viking Class A Ordinary Shares subject to redemption to permanent equity.

(I)	Represents the issuance of 500,000 shares to the Sponsor by NorthStar at Closing for consideration of the Sponsor Letter. Management determined that the issuance obligation of the 500,000 shares by NorthStar is a freestanding, equity-linked share issuance obligation which is equity classified.

(J)	Represents the conversion of 9,655,199 Viking Class A Ordinary Shares into the same number of Common Share.

(K)	Represents the impact of the fair value of the 3,000,000 Viking Class A Ordinary Shares transferred by the Sponsor to the PIPE Investors.

(L)	Reflects the estimated fair value of the earnout shares liability based on the assumptions used in the valuation. Changes in those assumptions could result in different fair value measurement and therefore could have affected the amounts presented in the pro forma financial information. Because the earnout shares are accounted for as a liability and remeasured at fair value at each reporting date, changes in assumptions used in the valuation model may result in significant non-cash gains or losses in future periods, which could materially affect the future combined results of operations.

Below is a table summarizing the pro-forma balance sheet.

Summary Balance Sheet:	9.30.26 NorthStar (Historical) C$	9.30.26 Pro Forma Combined C$	Change C$

Total current assets	23,368,926	50,938,864	27,569,938
Total Assets	35,885,570	63,463,791	27,578,221

Total current liabilities	53,471,734	41,594,509	(11,877,225)
Total long-term liabilities	119,764,233	129,091,073	9,326,840
Total liabilities	173,235,967	170,685,582	(2,550,385)

Total stockholders' (deficit) equity	(208,886,506)	(107,221,791)	101,664,715
Total liabilities and stockholders’ (deficit) equity	35,885,570	63,463,791	27,578,221

Current and total assets increase primarily due to cash provided by the PIPE Financing. The decrease in current liabilities is due to the conversion of shareholder loans to equity, ($5.5 million) and the payment of accrued transaction costs at the closing ($4.5 million). Long-term liabilities reflect the recapitalization as noted in Note 11 -- Subsequent Events including the conversion of outstanding debentures and shareholder loans to common shares. This is offset by recording an earn-out provision in accordance with the Business Combination Agreement. Of the $129.1 million of pro forma long-term liabilities, $109 million represents the earn-out liability, which will be settled solely in common shares and will not require any cash payment by the Company. If the earn-out shares are issued, the then carrying amount of the liability will be reclassified to shareholders’ equity; if the triggering events do not occur, the liability will be reversed through earnings. Changes in our share price may cause significant fluctuations in the fair value of this liability and, accordingly, in our reported net income (loss). As a result of the recapitalization, including the recording of the earn-out liability, shareholders’ deficit improved by $101.7 million.

The earnout shares were valued using a Monte Carlo simulation. Below are the significant assumptions used in the simulation:

Underlying Metric Volatility:	17.2%
Stock Volatility:	57.3%
Required Revenue Metric Risk Premium (Continuous)	4.8%
Correlation Coefficient	0.34
Stock price:	$7.72

(M)	Represents the reclassification within equity to reflect no par common stock.

(N)	Reflects the repayment of promissory notes upon the Closing of Business Combination.

Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations

The adjustments included in the unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2026, are as follows:

(AA)	Represents an adjustment to eliminate interest earned on investments held in the Trust Account after giving effect to the Business Combination as if it had occurred on January 1, 2025, the beginning of the earliest period presented.

(BB)	Represents the elimination of administrative service compensation that is ceased paying upon the Business Combination. Commencing on October 31, 2025, the date that Viking’s securities are first listed in New York Stock Exchange, Viking agreed to reimburse an affiliate of the managers of the Sponsor, KingsRock, in an amount equal to up to $30,000 per month for office space, utilities and secretarial and administrative support. Upon completion of the Initial Business Combination, Viking ceased paying these monthly fees.

(CC)	Represents the elimination of interest expense and change in fair value on the shareholder loans and convertible debentures after giving effect the Business Combination as if it had occurred on January 1, 2025.

(DD)	Represents the elimination of interest expense on the promissory notes after giving effect the Business Combination as if it had occurred on January 1, 2025.

The adjustments included in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2025, are as follows:

(AA)	Represents an adjustment to eliminate interest earned on investments held in the Trust Account after giving effect to the Business Combination as if it had occurred on January 1, 2025, the beginning of the earliest period presented.

(BB)	Represents the elimination of administrative service compensation that is ceased paying upon the Business Combination. Commencing on October 31, 2025, the date that Viking’s securities are first listed in New York Stock Exchange, Viking agreed to reimburse an affiliate of the managers of the Sponsor, KingsRock, in an amount equal to up to $30,000 per month for office space, utilities and secretarial and administrative support. Upon completion of the Initial Business Combination, Viking ceased paying these monthly fees.

(CC)	Represents the elimination of interest expense and change in fair value on the shareholder loans and convertible debentures after giving effect the Business Combination as if it had occurred on January 1, 2025.

(DD)	Represents the elimination of interest expense on the promissory notes after giving effect the Business Combination as if it had occurred on January 1, 2025.

Loss per share

The pro forma basic and diluted earnings per share amounts presented in the unaudited pro forma condensed combined statements of operations are based upon the number of NorthStar’s shares outstanding, assuming the Business Combination occurred on January 1, 2025, the beginning of the earliest periods presented.

	As of and for the Nine Months Ended September 30, 2026
Net loss	C$	(3,978,503)
Shareholders’ deficit		(107,221,791)
Weighted average shares outstanding(1)		41,322,854
Net loss per common share, basic and diluted	C$	(0.10)
Book deficit per share	C$	(2.59)

	For the Year Ended December 31, 2025
Net loss	C$	(12,766,415)
Weighted average shares outstanding(1)		41,322,854
Net loss per common share, basic and diluted	C$	(0.31)

(1)	For the purposes of calculating diluted earnings per share, all the shares underlying the Viking Public Warrants, Viking Private Warrants, Legacy NorthStar Warrants, Legacy NorthStar Options, Legacy NorthStar PIPE Warrants, and earnout shares should have been assumed to have been issued. However, since this results in anti-dilution, the effect of such issuance was not included in calculation of diluted loss per share.